Exhibit 99.1

Powell Max Limited Announces Partial Exercise of Over-allotment Option

HONG KONG, Oct. 02, 2024 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, today announced that WallachBeth Capital LLC (the “Underwriter”), as the lead underwriter of the Company’s initial public offering (the “Offering”), has partially exercised the over-allotment option (the “Option”) to purchase an additional 99,765 Class A Ordinary Shares of the Company (the “Additional Shares”) at the public offering price of $4.00 per share. As a result, the Company has raised gross proceeds of $399,060, in addition to the previously gross proceeds of $5,707,000, before deducting underwriting discounts and offering expenses, already received in the Offering.

WallachBeth Capital LLC is acting as Lead Underwriter to the Offering and Revere Securities LLC is acting as the Co-Manager to the Offering. K&L Gates is acting as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Underwriter.

A registration statement on form F-1 (333-279859) related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission on September 4, 2024. The final prospectus relating to the securities being offered in the Offering was filed with the SEC on September 6, 2024. A copy of the final prospectus related to the Offering may be obtained from the Underwriter by email at cap-mkts@wallachbeth.com. The final prospectus is available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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